

September 1, 2011

<u>Via E-mail</u>
Mr. Scott W. Fordham
Chief Financial Officer
Behringer Harvard REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, TX 75001

> **Re:** **Behringer Harvard REIT I, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 8, 2011**
> **File No. 0-51293**

Dear Mr. Fordham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors, page 6

We may not be able to refinance or pay our indebtedness, page 9

1. Risk factor disclosure should be detailed enough so that investors can understand the potential magnitude of the risk presented. Here, you indicate the risk presented by your failure to repay your indebtedness. In future periodic filings, please expand this risk factor to disclose specific examples of your failure to repay your indebtedness. For example, we note that you transferred ownership in two of your properties to your lenders pursuant to a deed-in-lieu of foreclosure and a foreclosure in 2011.

Item 2. Properties, page 33

2. In future periodic filings, please disclose the average effective rent per square foot for your properties on a portfolio basis. Please also include disclosure that clarifies how such amount is calculated. To the extent tenant concessions, such as free rent, are not reflected in the measure, please quantify how concessions would impact the calculation.

Lease Expirations, page 35

3. In future periodic filings, please disclose the percentage of gross annual rent represented by expiring leases.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Funds from Operations and Modified Funds from Operations, page 48

4. We note you have disclosed a performance measure referred to as "modified funds from operation." Please provide us a detailed analysis of why this measure is useful to investors. Where appropriate, please address the usefulness and limitations of each significant adjustment, including that impairments indicate that the property's operating performance has been permanently affected. We may have further comment.

5. Refer to the reconciliation table on page 50. We note that you reconcile MFFO from GAAP net loss through FFO, and then provide MFFO per share. In future periodic filings, please accompany MFFO per share disclosure with FFO per share and net loss per share disclosure.

Liquidity and Capital Resources, page 51

Share Redemption Program, page 53

6. We note your disclosure that you fulfilled a pro rata portion of all the exceptional redemption requests submitted. In future periodic filings, please clarify the amount of redemption requests that went fulfilled and unfulfilled during the year. Please also disclose the average price per share for shares redeemed.

Distributions, page 53

7. In future periodic filings, please disclose the amount of distributions declared in the period presented as compared to the amount of earnings (net income or FFO) in period presented.

Financial Statements


2. Summary of Significant Accounting Policies

Real Estate, page F-8

    8.  We note that you amortize below-market lease values over the non-cancellable term including any fixed-rate renewal periods. Please tell us how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

15. Commitments and Contingencies, page F-27

    9.  In future filings, please include contractual commitments such as those that you have disclosed for tenant improvements and leasing commissions within your table of contractual obligations as part of your liquidity and capital resources disclosure.

DEFINITIVE PROXY STATEMENT

Certain Transactions, page 20

    10. In future periodic filings, please specify the portion of reimbursement costs that is specifically attributed to the compensation paid by the sponsor to your executive officers.

FORM 8-K DATED  JANUARY 10, 2011

Determination of Estimated Per Share Value, page 2

    11. We note your disclosure of estimated per share value.  With a view to disclosure, please provide us an analysis regarding your calculation of estimated per share value, including:

- a description of the key assumptions used in the valuation method used;

- a range of the key assumptions actually used;

- whether, and the extent to which, independent third parties assisted in the valuation, including the determination of the appropriate key assumptions used;

- a break-out of each of the major sub-items valued, including the property portfolio, liquid assets, development projects and land; and

- the capitalization rate of the property portfolio implied by the value assigned the property portfolio, based on the portfolios historical net operating income for the 12-months preceding the valuation date.

FORM 8-K DATED MARCH 10, 2011

12. In future filings, please disclose a reconciliation of Same Store Cash NOI to net income through NOI or tell us how you have complied with the provisions of Regulation G.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Sonia Barros, Special Counsel at (202) 551-3655 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief